FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

IAMGOLD Corporation

150 King Street West, Suite 2200

Toronto, ON

M5H 1J9,

Item 2: Date of Material Change

May 21, 2024

Item 3: News Release

The news release in respect of this material change was disseminated over Globe Newswire on May 21, 2024. A copy of the news release has been filed on SEDAR+ and is available at www.sedarplus.ca.

Item 4: Summary of Material Change

On May 21, 2024, IAMGOLD Corporation (the "Company") announced that it had entered into an agreement with a syndicate of underwriters led by National Bank Financial Inc., BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc., pursuant to which such underwriters agreed to purchase, on a bought deal basis, 72,000,000 common shares of the Company at a price of $4.17 per common share (the "Offering Price"), for aggregate gross proceeds to the Company of approximately $300 million. All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

On May 24, 2024, the Company closed the offering, issuing 72,00,000 common shares at the Offering Price for aggregate gross proceeds of $300.24 million.

Item 5: Full Description of Material Change

5.1 Full Description of Material Change

On May 21, 2024, the Company announced that it had entered into an agreement with a syndicate of underwriters led by National Bank Financial Inc., BMO Nesbitt Burns Inc. and RBC Dominion Securities Inc., pursuant to which the underwriters agreed to purchase, on a bought deal basis, 72,000,000 common shares of the Company at the Offering Price, for aggregate gross proceeds to the Company of approximately $300 million (the "Offering"). The underwriters were also given the option, exercisable in whole or in part, at any time up to 30 days following the closing of the Offering, to purchase up to an additional 10,800,000 common shares at the Offering Price to cover over-allotments, if any.

The Offering closed on May 24, 2024. The Company raised aggregate gross proceeds of $300.24 million pursuant to the Offering. In the event that the over-allotment option is exercised in its entirety, the aggregate gross proceeds of the Offering to the Company will be approximately $345 million.

The Company plans to use the net proceeds of the Offering towards the repurchase of the 9.7% interest in the Côté Gold Mine from Sumitomo Metal Mining Co. Ltd. ("Sumitomo") in order to return to its full 70% interest in the Côté Gold Mine.

The Company filed a preliminary prospectus supplement to its existing base shelf prospectus on May 21, 2024 and filed a final prospectus supplement to its existing base shelf prospectus on May 22, 2024, in each case with the securities regulatory authorities in each of the provinces and territories in Canada, other than in Quebec and Nunavut. A registration statement relating to these securities has been filed with the U.S. Securities Exchange Commission ("SEC").

Forward Looking Statements

This report contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future, including without limitation, statements with respect to the exercise of the over-allotment option by the underwriters and use of the proceeds of the Offering). Forward-looking statements are generally identifiable by use of the words "will", "continue", "expect", "estimate", "intend", "to have", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in the Company's relationship with Sumitomo, instability in financial markets, currency exchange risk, change in world gold markets, cybersecurity risks, and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities. Any forward-looking statement speak only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7: Omitted Information

Not applicable.

Item 8: Executive Officer

The executive officer of IAMGOLD is knowledgeable about the material change and may be contacted at the following number:

Tim Bradburn, Senior Vice President, General Counsel and Corporate Secretary

Phone: 416-360-4710

Item 9: Date of Report

May 31, 2024